[Vinson & Elkins Letterhead]

Matthew D. A. Foster mfoster@velaw.com

Tel 214.220.7819  Fax 214.999.7819

June 28, 2005

Mr. Larry Spirgel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          INTAC International, Inc.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2004

Filed March 16, 2005 and May 9, 2005, respectively

Form 10-Q for the quarter ended March 31, 2005

Filed May 10, 2005

File No. 0-32621

Dear Mr. Spirgel:

On June 16, 2005, Intac International, Inc. (the “Company”) received comments to the above referenced filings by letter from Mr. Larry Spirgel.  The letter requested the Company’s response within 10 business days or such other time as specified by the Company.

The Company hereby requests an extension of the time in which to file its response from June 29, 2005 to and including July 8, 2005.  This extension will allow the Company and its auditors the additional time they require to fully respond to the comments and will allow for review of the response by Mr. Rodney Moore, a partner at Vinson & Elkins LLP and counsel to the Company, as he is currently traveling out of the country.

Thank you in advance for your consideration.

Sincerely,

/s/ Matt Foster
Matt Foster,
of Vinson & Elkins LLP
on behalf of the Company

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	Trammell Crow Center, 2001 Ross Avenue, Suite 3700 Dallas, TX 75201-2975 Tel 214.220.7700 Fax 214.220.7716 www.velaw.com

cc:           Rodney Moore, Vinson & Elkins, LLP

J. David Darnell, Intac International, Inc.